

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2010

David Liu
Chief Executive Officer and President
The Knot, Inc.
462 Broadway 6th Floor
New York, New York 10013

> **Re: The Knot, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 12, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 30, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed May 10, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 9, 2010**
> **File No. 000-28271**

Dear Mr. Liu:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jeremy Lechtzin, SVP & General Counsel